

Jihad AYSH · 3rd

Portfolio Director

Dhahran, Eastern, Saudi Arabia · 500+ connections ·

Contact info

Khatib & Alami

GCC BDI

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Subsea equipments photos for ONGC project



Y piece fabricated for Sydney Desalination Project twin 56" offshore...

Y piece fabricated to connect both 56" pipelines laid offshore in Botany Bay in...



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Experience





Portfolio Director
Khatib & Alami · Full-time
Jul 2020 – Present · 7 mos
Dhahran, Eastern, Saudi Arabia



SUKAD Corp
1 yr 8 mos

Non Executive Director
Part-time
Nov 2020 – Present · 3 mos
United States

Advisor to CEO & Co-Founder
Part-time
Jun 2019 – Present · 1 yr 8 mos
United States

SUKAD Corp is the third generation of SUKAD. SUKAD has been operating from the UAE since 2004 but as we transform to the third generation we are moving our base to the United States of America.

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Senior Portfolio Manager
KBR, Inc. · Full-time
Jul 2019 – Jul 2020 · 1 yr 1 mo
SAUDI ARABIA

Planning, Design and Construction of Oil & Gas projects for Saudi Aramco under GES+ contrac



Senior Project Manager (Planning & Delivery)

Sydney Water · Full-time

Jun 2017 – May 2019 · 2 yrs

Sydney, Australia

Portfolio Planning & Delivery for Capital Major Projects on the behalf of Sydney Water

Project Manager

Amec Foster Wheeler · Full-time

Jul 2013 – Apr 2017 · 3 yrs 10 mos

UAE

MANAGEMENT OF OIL & GAS and INFRASTRUCTURE PROJECTS

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Education

GCC BDI

CERTIFIED BOARD DIRECTOR

2020 – 2021

Grenoble Ecole de Management - Grenoble Graduate School of Business

DOCTORATE, BUSINESS ADMINISTRATION

2011 – 2016

Dissertation about " improvement of productivity in oil and gas projects in Saudi Arabia from managerial perspectives"

University of Southern Queensland

master, project management

2007 – 2010

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Licenses & certifications

Certified Public-Private Partnerships (PPP) Foundation

APMG International

Issued Jan 2021 · No Expiration Date

See credential

National Engineering Register

Engineers Australia

Issued Sep 2020 · No Expiration Date

See credential

SIX SIGMA WHITE BELT

Six Sigma Online Learning

Issued Feb 2018 · No Expiration Date

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